PROVIDENT ENERGY TRUST ANNOUNCES PROPOSAL
TO INTERNALIZE MANAGEMENT

NEWS RELEASE NUMBER 29	November 25, 2002

CALGARY, ALBERTA – Provident Energy Trust (“Provident” or the “Trust”) (TSX-PVE.UN; AMEX-PVX) today announced plans to internalize its management structure for a total cost of $18 million. The internalization process will result in the elimination of the net operating income base fee and the total incentive fee effective December 31, 2002. Senior management will continue in their current roles as officers of Provident.

A Special Committee comprised of all of the independent directors of Provident was formed to review the existing management arrangements to determine if the existing structure was best suited for the continued longer term success of the trust, from a financial and competitive perspective. The Special Committee ultimately focused on a transaction in which Provident would indirectly acquire all of the outstanding shares of Provident Management Corporation, the Manager of the Trust. The Special Committee determined that the management internalization transaction represents a reasonable payment in lieu of management fees that would have been otherwise payable under the terms of the existing management contract between the Trust and the Manager. Total management fees paid or payable from the Trust’s inception on March 6, 2001 to October 31, 2002 under the existing management agreement have amounted to approximately $10.9 million.

The internalization transaction will be accretive to both the Trust’s net asset value and future distributable income.

Terms of the Agreement

The Trust has entered into agreements with the shareholders of the Manager that hold all of the issued and outstanding shares of the Manager and has reached agreement with the senior officers of Provident to internalize the Trust’s management structure. All of the common shares of the Manager will be purchased for total consideration of $18 million, to be payable through the issuance of 1,682,242 exchangeable shares of Provident Energy Ltd. at an agreed price of $10.70 per share. The entire amount of the consideration will be subject to escrow and released as to 1/4 per year over a period of 31/2 years. It is anticipated that the transaction will be completed on or about January 17, 2003, subject to securityholder and regulatory approval.

Pursuant to the transaction, the Manager has agreed to limit the net operating income fee and the return based incentive fee payable for the last two months of 2002 in the aggregate amount of approximately $1.52 million resulting in an expected savings of approximately $0.8 million over management fees that would have otherwise been payable pursuant to the existing management agreement.

The proposed internalization transaction also includes the commitment of Thomas W. Buchanan and Randall J. Findlay, who have managed the growth of the trust since inception, to continue in their current roles as Chief Executive Officer and President, respectively. Mr. Buchanan and Mr. Findlay have agreed to sign industry standard competitive employment agreements with Provident. Pursuant to the terms of the employment agreements Mr. Buchanan and Mr. Findlay will each earn a base salary of $250,000 and will be eligible for annual performance bonus of up to 50 percent of their base salary. They will also each receive 250,000 Unit Options pursuant to Provident’s Employee Unit Option Plan, subject to Unitholder approval of certain amendments to the plan. Mr. Buchanan and Mr. Findlay have further agreed to have their future compensation determined by a Compensation Committee of the Board of Directors, which will consider market conditions, Trust performance, and other measures, as appropriate.

Special Committee and Independent Financial Advisor

A Special Committee comprised of all of the independent directors of Provident, chaired by Grant Billing, along with board members John B. Zaozirny, M.H. Shaikh, Byron J. Seaman, Jeffrey T. Smith and Bruce R. Libin, considered and negotiated the internalization initiative on behalf of Provident. The Special Committee determined that the proposed internalization, which ensured the continuation of the existing management, was fair and in the best interests of the Unitholders of the Trust. The Special Committee engaged Ernst & Young LLP to provide a fairness opinion in respect of the transaction. In Ernst & Young LLP’s opinion, the consideration being paid by Provident in connection with the transaction is fair, from a financial point of view, to the Unitholders of the Trust.

Benefits To Unitholders

It is the opinion of the Board of Directors and management of Provident that the following Unitholder benefits will result from the proposed internalization transaction:

–	the transaction will be immediately accretive to Provident’s net asset value;

–	the transaction will be accretive to projected cash available for distribution in future years;

–	the long-term cost structure of the Trust will be improved;

–	the Trust’s corporate governance structure will be improved by simplifying the corporate structure, enabling Unitholders to elect all of the directors of the Trust. Currently, the Manager has the right to appoint two directors of Provident;

–	increasing management’s ownership interest in the Trust and eliminating fees should enhance alignment between management and the Unitholders. After effecting the internalization transaction, the directors and officers of Provident will own, directly or indirectly, approximately 4.75% of the outstanding Trust Units and Exchangeable Shares of the Trust;

–	the transaction may enhance the attractiveness of the Trust Units to a wider range of potential investors; and

–	the transaction confirms the continued commitment of the senior management team at Provident.

Board of Directors Recommendation

The Board of Directors reviewed the recommendations of the Special Committee and unanimously determined that the internalization transaction is in the best interests of the Trust and the Unitholders of the Trust and recommend that the Unitholders vote in favour of the internalization transaction at a special meeting of the Unitholders to be held to approve the transaction.

Special Committee Comments

Grant Billing, Chairman of the Special Committee stated that “as a result of Provident’s success, and in light of the recent movement toward internalization of management in the Energy Trust Sector, the Board of Directors of Provident, including the representatives of the Manager, determined that it would be in the best interests of the Unitholders to review the existing management arrangements to determine if the existing structure was best suited for the continued longer term success of the trust, from a financial and competitive perspective. The Special Committee of the Board of Provident believes that this transaction will strengthen the Trust for continued success and competitive growth. We are strongly committed to delivering superior results and believe that the current management team of Provident is ideally suited to meet this challenge.”

Provident Management Corporation Comments

Mr. Buchanan, Chief Executive Officer of Provident stated that “We believe that this transaction represents a fair and accretive settlement for Provident in respect of the current management arrangement and provides for the long term commitment of management to the continued success of the Trust.” Mr. Findlay added “It is critical to the future success of Provident that we position the Trust to take maximum advantage of competitive growth opportunities and to continue to have strong access to capital markets”.

Unitholder Meeting

Details of the agreement will be mailed to Unitholders and holders of Exchangeable Shares in approximately 25 days. A meeting of the Trust’s Unitholders and Exchangeable Shareholders has been scheduled for January 17, 2003, at which time the securityholders will be asked to approve the transaction. The transaction requires approval of those securityholders represented at the meeting, in person or by proxy, by a simple majority, excluding the Trust Units and Exchangeable Shares held by the senior officers of Provident Management Corporation and their principals.

Conference Call and Webcast

Provident will be conducting a conference call and webcast for interested analysts, brokers, investors and media representatives about the proposed transaction at 2:00 p.m. Mountain time (4:00 p.m. Eastern time) on Tuesday, November 26, 2002.

Participants may access the Provident conference call by dialing 1-877-667-7774 a few minutes prior to the times noted above, and request the Provident conference call, reservation number T380375C. This call is also being webcast and can be accessed at Provident’s web site www.providentenergy.com. The call will also be available for replay until December 26, 2002 by dialing 1-888-509-0081.

About Provident

Provident Energy Trust has grown to be a $865 million oil and gas trust that acquires, develops and produces approximately 30,000 barrels of oil equivalent production and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN, Chief Executive Officer Phone (403) 296-2232	RANDY FINDLAY, President Phone (403) 781-5343	GRANT BILLING Chairman of the Board Phone (403) 296-2233

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com
900, 606 – 4th Street S.W.
Calgary, Alberta
Canada T2P 1T1

Phone: (403) 296-2233
Fax:     (403) 294-0111

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